GRAVITY CO., LTD.

Separate Financial Statements

For the Years Ended December 31, 2021 and 2020

(With Independent Auditors’ Report Thereon)

Contents

Page
Independent Auditors’ Report    1
Separate Statements of Financial Position    3
Separate Statements of Comprehensive Income    5
Separate Statements of Changes in Equity    6
Separate Statements of Cash Flows    7
Notes to the Separate Financial Statements    8
Independent Auditors’ Review Report on Internal Accounting Control System    58
Report on the Effectiveness of the Internal Accounting Control System    60

Independent Auditors’ Report
Based on a report originally issued in Korean

To the Shareholders and Board of Directors of
Gravity Co., Ltd.:

Opinion
We have audited the accompanying separate financial statements of Gravity Co., Ltd (“the Company”), which comprise the separate statements of financial position as of December 31, 2021 and 2020, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes to the separate financial statements comprising significant accounting policies and other explanatory information.
In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2021 and 2020, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).
Basis for Opinion
We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Other Matter
The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.
Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements
Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.
Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements
Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KASs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.
As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
•Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Seoul, Korea
March 23, 2022

This report is effective as of March 23, 2022, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

GRAVITY CO., LTD.
Separate Statements of Financial Position

As of December 31, 2021 and 2020

(In thousands of won)	Notes		December 31, 2021	December 31, 2020

Assets
Current assets
Cash and cash equivalents	5,6,22	~~W~~	26,602,122	45,956,245
Short-term financial instruments	6,22		148,000,000	71,000,000
Accounts receivables, net	6,7,14,22		40,569,841	44,353,327
Other receivables, net	6,7,22		1,677,451	478,428
Prepaid expenses	14		1,823,623	1,293,345
Other current financial assets	6,22		790,051	841,092
Other current assets			42,487	680,086
			219,505,575	164,602,523
Non-current assets
Investments in subsidiaries	8		21,679,845	14,958,641
Property and equipment, net	9,21		5,608,320	3,176,858
Intangible assets, net	10		3,228,635	2,663,857
Deferred tax assets	19		4,045,964	4,718,718
Other non-current financial assets	6,22		2,895,565	1,128,475
Other non-current assets			1,701,669	1,891,247
			39,159,998	28,537,796
Total assets		~~W~~ 	258,665,573	193,140,319

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.
Separate Statements of Financial Position, Continued

As of December 31, 2021 and 2020

(In thousands of won)	Notes		December 31, 2021	December 31, 2020

Liabilities
Current liabilities
Accounts payable	6,22	~~W~~ 	29,467,721	34,810,387
Deferred revenue	14		4,139,025	4,680,655
Withholdings			2,754,347	2,096,706
Accrued expenses			785,358	610,004
Income tax payable	19		9,403,175	4,998,566
Other current liabilities	6,21,22		2,254,206	1,628,058
			48,803,832	48,824,376
Non-current liabilities
Long-term accounts payable	6,22		729,173	1,402,466
Long-term deferred revenue	14		199,062	133,936
Other non-current liabilities	6,21,22		3,256,413	1,834,352
			4,184,648	3,370,754
Total liabilities		~~W~~ 	52,988,480	52,195,130

Equity
Share capital	1,13		3,474,450	3,474,450
Share premium	13		27,482,683	27,482,683
Other components of equity	13		-	929
Retained earnings	13		174,719,960	109,987,127
Total equity			205,677,093	140,945,189
Total liabilities and equity		~~W~~	258,665,573	193,140,319

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.
Separate Statements of Comprehensive Income

For the years ended December 31, 2021 and 2020

(In thousands of won)	Notes		2021		2020

Revenue	14,23
Online games		~~W~~ 	30,176,025	~~W~~ 	37,917,065
Mobile games			256,918,510		190,926,376
Other revenue			1,163,841		152,628
			288,258,376		228,996,069
Cost of revenue	15		141,815,263		119,227,125
Gross profit			146,443,113		109,768,944
Selling, general and administrative expenses	15,16		68,268,646		53,093,896
Operating profit			78,174,467		56,675,048
Non-operating income and expenses
Finance income	6,17		4,921,817		2,735,951
Finance costs	6,17		(1,989,233)		(2,909,451)
Other non-operating income	18		11,997,743		3,020,932
Other non-operating expenses	18		(558,730)		(4,472,004)
Profit before income tax			92,546,064		55,050,476
Income tax expense	19		27,813,231		15,633,554
Profit for the year		~~W~~ 	64,732,833	~~W~~ 	39,416,922
Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Foreign currency translation adjustments			-		26,946
Total comprehensive income for the year		~~W~~ 	64,732,833	~~W~~	39,443,868

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.
Separate Statements of Changes in Equity

For the years ended December 31, 2021 and 2020

(In thousands of won)	Notes		Share capital	Share Premium	Other components of equity	Retained earnings	Total

Balance at January 1, 2020		~~W~~ 	3,474,450	27,482,683	(26,017)	70,570,205	101,501,321
Total comprehensive income for the period:
Profit for the year			-	-	-	39,416,922	39,416,922
Foreign currency translation adjustments	13		-	-	26,946	-	26,946
Balance at December 31, 2020		~~W~~ 	3,474,450	27,482,683	929	109,987,127	140,945,189

Balance at January 1, 2021		~~W~~ 	3,474,450	27,482,683	929	109,987,127	140,945,189
Total comprehensive income for the period:
Profit for the year			-	-	-	64,732,833	64,732,833
Foreign currency translation adjustments	13		-	-	(929)	-	(929)
Balance at December 31, 2021		~~W~~ 	3,474,450	27,482,683	-	174,719,960	205,677,093

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.
Separate Statements of Cash Flow

For the years ended December 31, 2021 and 2020

(In thousands of won)	Notes		2021		2020

Cash flows from operating activities
Profit for the year		~~W~~	64,732,833	~~W~~	39,416,922
Adjustments	20		18,716,916		19,381,149
Changes in operating assets and liabilities	20		(2,637,125)		(8,008,589)
Interest received			966,070		998,281
Dividend received			11,326,984		2,382,800
Interest paid			(68,886)		(120,865)
Income tax paid			(22,716,206)		(10,051,517)
Net cash provided by operating activities			70,320,586		43,998,181

Cash flows from investing activities
Decrease in other non-current financial assets			500,000		6,391
Decrease in other non-current financial liabilities			89,860		-
Disposal of property and equipment	9		235		1,238
Purchase of subsidiaries	8		(6,721,204)		(3,853,178)
Increase in short-term financial instruments			(77,000,000)		(31,500,000)
Increase in other non-current financial assets			(1,660,952)		(100)
Acquisition of property and equipment	9		(1,210,372)		(158,284)
Acquisition of intangible assets	10		(2,151,543)		(1,129,588)
Net cash used in investing activities			(88,153,976)		(36,633,521)

Cash flows from financing activities
Repayment of lease liabilities	21		(1,787,171)		(1,515,930)
Net cash used in financing activities			(1,787,171)		(1,515,930)

Effects of exchange rate changes on cash and cash equivalents			266,438		19,265
Net increase (decrease) in cash and cash equivalents			(19,354,123)		5,867,995
Cash and cash equivalents at beginning of the year			45,956,245		40,088,250
Cash and cash equivalents at end of the year		~~W~~	26,602,122	~~W~~	45,956,245

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
1. General Information
GRAVITY CO., LTD. (the “Company”) was incorporated on April 4, 2000, to engage in developing and publishing online and mobile games, and other related business. The Company’s headquarter is located at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul, Korea. The Company’s principal game product, “Ragnarok”, a massive multi-player online role-playing game, was commercially launched in August 2002, and is currently operated internationally in 91 markets. The Company also operates many other games.

On February 8, 2005, the Company listed its shares on the Nasdaq Stock Market in the United States and issued 1,400,000 shares of common stocks in the form of American Depositary shares (“ADSs”) under the symbol “GRVY”.

As of December 31, 2021, the total paid-in capital amounts to ~~W~~3,474,450 thousand. The Company’s major shareholders and their respective percentage of ownership as of December 31, 2021 are as follows:

	Number of shares	Ownership (%)
GungHo Online Entertainment, Inc.	4,121,737	59.31
Others	2,827,163	40.69
	6,948,900	100.00

2. Basis of Presentation
These separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies, Etc. in the Republic of Korea.

These separate financial statements were authorized for issuance by the Board of Directors on March 8, 2022, and are expected to be submitted for approval at the shareholders’ meeting to be held on March 31, 2022.
(1) Basis of measurement
The separate financial statements have been prepared on the historical cost basis.
(2) Use of judgments and estimates
The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
2. Basis of Presentation, Continued
(2) Use of judgments and estimates, Continued
(a) Deferred revenue
The Company sells virtual currency and in-game items that can be used in online and mobile games to game users. For each game in each country, the Company estimates and applies the game user's life cycle in order to recognize revenue generated by micro-transactions. The game user's life cycle is estimated based on the average period from the game user's first payment date to the last access date for active paying game users. The Company considers a game user as an active user if the period between the time of the user’s most recent access of the game and the end of reporting period equals or is shorter than the estimated game users’ life cycle. For remaining amounts of virtual currency and items that active users own at period-end, the related revenue is deferred considering the whether the virtual currency is refundable and items’ attributes. The Company estimates the user’s life cycle by analyzing game users’ activity patterns such as payment and access and it periodically reviews if there is any change of these estimates.
(b) Deferred tax assets
When the Company assesses the realizability of the deferred tax assets, the Company considers its performance, general economic environment, projected future taxable income, and periods available to utilize tax loss carryforwards and tax credit carryforwards. The Company periodically monitors the estimates used in assessing the realizability of the deferred tax assets. The amount of deferred tax assets may be changed if estimated future taxable income during the carryforward periods changes.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
3. Changes in Accounting Policies
The Company has applied the following standards and amendments for the first time for the annual reporting period commencing on January 1, 2021.
(1) Amendments to K-IFRS No. 1116 Lease-Practical expedient for COVID-19_Related Rent Concessions
As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the rent concession as the same way it would account for the change applying this Standard if the change were not a lease modification. The amendments do not have a significant impact on the consolidated financial statements.
(2) Amendment to K-IFRS No. 1109 Financial Instruments, K-IFRS No. 1039 Financial Instruments: Recognition and Measurement, K-IFRS No. 1107 Financial Instruments: Disclosure, K-IFRS 1104 Insurance Contracts and K-IFRS 1116 Lease-Interest Rate Benchmark Reform (Phase 2 amendments)
In relation to interest rate benchmark reform, the amendments provide exceptions including adjust effective interest rate instead of book amounts when interest rate benchmark of financial instruments at amortized costs is replaced, and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. The amendments do not have a significant impact on the consolidated financial statements.

4. Significant Accounting Policies

The principal accounting policies applied in the preparation of these separate financial statements in accordance with the K-IFRS are set out below. These policies have been consistently applied to all years presented, except if mentioned otherwise in Note 3.
(1) Investment in subsidiaries, joint ventures, and associates
These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries, associates, and joint ventures in accordance with K-IFRS No. 1027. Dividends from subsidiaries, associates, and joint ventures are recognized in profit or loss when the right to receive the dividends is established.

(2) Cash and Cash equivalents
Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, and other short-term investments with original maturities of three months or less that are readily convertible to known amounts of cash.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued
(3) Financial Assets
(a) Classification
At initial recognition, the Company classifies its financial assets in the following measurement categories:

•measured at fair value through profit or loss;
•measured at fair value through other comprehensive income; and
•measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Company reclassifies debt investments when, and only when its business model for managing those assets changes.
For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of equity instruments not elected as equity investment at fair value through other comprehensive income will be recognized in profit or loss.
(b) Measurement
At initial recognition, the Company measures a financial asset at its fair value plus, for financial asset not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.
Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued

(3) Financial Assets, Continued
(b) Measurement, Continued
(i) Debt instruments
Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. The Company classifies its debt instruments into one of the following three measurement categories:
•Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.
•Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or costs’ and impairment losses are presented in ‘other non-operating expenses’.

•Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income or costs’ in the year in which it arises.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued
(3) Financial Assets, Continued
(b) Measurement, Continued
(ii) Equity instruments
The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments, which are held for long-term investment or strategic purpose, in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividend income from such investments continue to be recognized in profit or loss as ‘finance income’ when the right to receive payments is established.
Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘other non-operating income and expenses’ in the statement of profit or loss as applicable. Impairment loss (reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.
(c) Impairment
The Company recognizes loss allowances for expected credit losses(“ECLs”) on:
•financial assets measured at amortized cost;
•debt investments measured at fair value through other comprehensive income; and
•contract assets under K-IFRS No. 1115.
The Company measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:
•debt securities that are determined to have low credit risk at the reporting date; and
•other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.
Loss allowances for accounts and other receivables (including lease receivables) and contract assets are always measured at an amount equal to lifetime ECLs.
When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment, that includes forward-looking information.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued
(3) Financial Assets, Continued
(c) Impairment, Continued
The Company considers a financial asset to be in default when:
•the debtor is unlikely to pay its obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held); or
•the financial asset is more than 90 days past due.
Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.
12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.
ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the financial asset.
At each reporting date, the Company assesses whether financial assets carried at amortized cost and debt securities at fair value through other comprehensive income are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.
Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at fair value through other comprehensive income, the loss allowance is charged to profit or loss and is recognized in other comprehensive income.
(d) Recognition and Derecognition
Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.
If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued
(3) Financial Assets, Continued
(e) Offsetting of financial instruments
Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.
(4) Property and Equipment
Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.
Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.
Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured.
Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Estimated Useful Lives
Computer and other equipment	4 years
Furniture and fixture	4 years
Vehicles	4 years
Leasehold improvements	4 years
Right-of-use assets	(*)

(*) The Company depreciates the right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term using the straight-line method.
Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued
(5) Intangible Assets
Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses.
The Company amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Estimated Useful Lives
Software	1~3 years
Patents	10 years
Other intangible assets	3 years
Expenditure on research activities is recognized in profit or loss as incurred. Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditure is recognized in profit or loss as incurred.
The Company entered into a game licensing agreement with a number of third parties to gain exclusive rights to the games developed by those companies. The license fee payments are recognized as other intangible assets and amortized over the term of the contract using the straight-line method.
(6) Impairment of Non-financial Assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than contract assets, incremental costs of obtaining a contract, costs to fulfil a contract, employee benefit related assets and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The recoverable amount of an asset or cash generating unit (“CGU”) is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using an adjusted discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.
An impairment loss is recognized in profit or loss if the carrying amount of an asset or CGU exceeds its recoverable amount.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued
(7) Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company uses the definition of a lease in K-IFRS No. 1116.
(a) As a lessee
At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of datacenter the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rates.
The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued
(7) Leases, Continued
(a) As a lessee, Continued
Lease payments included in the measurement of the lease liability comprise the following:
•fixed payments, including in-substance fixed payments;
•variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•amounts expected to be payable under a residual value guarantee;
•the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
The Company presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ and lease liabilities in ‘Other current liabilities’ and ‘Other non-current liabilities’ in the statement of financial position.
The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
(b) As a lessor
At inception or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued
(7) Leases, Continued
(b) As a lessor, Continued
To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.
When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Company applies K-IFRS No.1115 to allocate the consideration in the contract.
The Company applies the derecognition and impairment requirements in K-IFRS No. 1109 to the net investment in the lease. The Company further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.
The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued
(8) Financial Liabilities
(a) Classification and measurement
The Company’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading.
The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘accounts payable’, ‘other current liabilities’ and ‘other non-current liabilities’ in the separate statement of financial position.
(b) Derecognition
Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss
(9) Provisions and Contingent Liabilities
Provisions for legal claims, service warranties and make good obligations are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued
(9) Provisions and Contingent Liabilities, Continued
Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.
In addition, when there is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability, a disclosure regarding the contingent liabilities is made in the notes to the financial statements.
(10) Foreign Currency Translation
(a) Functional and presentation currency
Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which it operates (the “functional currency”), which the financial statements in the Company and its branch (Taiwan) are presented in Korean won (KRW) and New Taiwan Dollar (NTD), respectively. The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.
(b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the exchange rate at the reporting date are generally recognized in profit or loss. They are recognized in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges, or are attributable to monetary part of the net investment in a foreign operation.
Exchange differences arising on non-monetary financial assets and liabilities such as equity instruments at fair value through profit or loss and equity instruments at fair value through other comprehensive income are recognized in profit or loss and other comprehensive income, respectively, as part of the fair value gain or loss.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued
(11) Statement of cash flows
The Company has elected to present cash flows from operating activities using the indirect method. Cash flows denominated in a foreign currency are reported using average exchange rate during the fiscal year.
(12) Revenues from contracts with customers
The Company engages in game licensing, IP licensing, and game publishing businesses.
Revenue is measured at the fair value of the consideration received or receivable for sale of goods or rendering of services arising from the normal course of the business. Revenue is recognized as net amounts excluding value added taxes, returns, rebates and discounts.
(a) Revenue from micro-transaction and subscription
The Company recognizes micro-transaction revenue of online and mobile games when the Company satisfies its performance obligations.
When the performance obligations are satisfied depends on the natures of virtual currency and items. Items are categorized into consumable, periodic, and permanent items.
Consumable in-game virtual items are items that are consumed by the specific action of a game user, and periodic in-game virtual items are items that can be used repeatedly during a specified effective period. Permanent in-game virtual items are items that can be used by game users repeatedly without an effective period.
The accounting policy on revenue recognition is described below in relation to micro-transaction revenue from the sales of virtual currency and items.
(i) Online Games
At the end of the reporting period, the Company defers the total amount of remaining virtual currency as the Company has the obligation to refund for remaining virtual currency.
For consumable in-game virtual items, the related revenue is recognized when the in-game virtual item is consumed. The Company defers the revenue for remaining amounts of virtual items owned by active users within the estimated user life cycle at the end of the reporting period. For periodic in-game virtual items, the related revenue is recognized ratably over the effective period. The Company defers the revenue for remaining effective period. For permanent in-game virtual items, revenue is recognized ratably over the estimated user life cycle. The Company defers the revenue for remaining period of estimated user life cycle at the end of the reporting period.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued
(12) Revenues from contracts with customers, Continued
(a) Revenue from micro-transaction and subscription, Continued
(i) Online Games, Continued
The Company recognizes online subscription revenue as game users make use of in-game premium features. Subscription revenue comes from subscription fee for internet cafés. Prepaid subscription fees from internet cafés are deferred and recognized as revenue monthly based on actual hours used.
(ii) Mobile Games
Mobile game users purchase virtual currency that can be used to purchase in-game items. The Company has no refund obligation after the game user purchases virtual currency.
At the end of the reporting period, the Company defers revenue for the remaining virtual currency possessed by paying active users. For consumable in-game virtual items, revenue is recognized when the in-game virtual item is consumed. The Company defers the revenue for remaining virtual items possessed by active users within the estimated user life cycle at the end of the reporting period. For periodic in-game virtual items with effective period, revenue is recognized ratably over the effective period. The Company defers the revenue for remaining effective period. For permanent in-game virtual items, revenue is recognized ratably over the estimated user life cycle. The Company defers the revenue for remaining period of estimated user life cycle at the end of the reporting period.
(b) Online and Mobile games—royalties and license fees
In connection with the Company’s online and mobile games, the Company enters into license agreement in connection with the right to access the intellectual property, such as game character images and stories. The Company believes that the agreement is a promise to provide a right to the customer to access the related IP because the Company will undertake activities that significantly affect the intellectual property to which the customer has rights, the rights granted by the license directly expose the customer to any positive or negative effects of the Company’s activities, and those activities do not result in the transfer of a good or a service to the customer as those activities occur. Therefore, the Company’s performance obligations in connection with these agreements are satisfied over time.
Since the nature of the license promise is to provide customers with access to the intellectual property of the Company during the license period, the Company's performance obligation corresponds to the performance obligation satisfied over the time, and revenue is recognized over the license period. The Company recognizes revenue for the license fee through the straight-line method during the contract period, and for the running royalty revenue, the revenue is recognized on an accrual basis at the time the revenue distribution is established in accordance with the terms of the contract. When the running royalty revenue based on the contractual royalty rate and the actual revenue of the licensee exceeds the ratably recognized minimum guarantee, the excess amount is then recognized as revenue and accounts receivable.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued
(12) Revenues from contracts with customers, Continued
(c) Incremental costs of obtaining contract
The Company pays platform processing fees to operate mobile games on third party platforms. These fees are charged based on the game users’ purchases in cash and considered as incremental cost of obtaining contracts with customer and therefore capitalized. The Company presents these costs as prepaid expense and amortizes them to costs of revenue at the same time when the related revenue of the services provided to the game users are recognized.
(13) Current and Deferred Tax
The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. The tax expense is measured at the amount expected to be paid to the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the separate financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.
Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and tax credit

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued
(13) Current and Deferred Tax, Continued
The Company recognizes a deferred tax liability all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, the Company recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis.
(14) Employee Benefits
(a) Short-term employee benefits
Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.
(b) Defined contribution pension plan
The Company has a defined contribution pension plan with the related contribution to the pension plan recorded as severance benefit expenses for the employees with service period over a year. The Company recognizes provision for severance benefits for the employees with service period less than a year.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued
(15) Standards issued but not yet effective
A number of new standards are effective for annual periods beginning after January 1, 2021 and earlier application is permitted; however, the Company has not early adopted the new or amended standards in preparing these separate financial statements.
The following amended standards and interpretations are not expected to have a significant impact on the Company’s separate financial statements.
•COVID-19 Related Rent Concessions (Amendment to K-IFRS No 1116)
•Reference to Conceptual Framework (Amendment to K-IFRS No 1103)
•Classification of Liabilities as Current or Non-current (Amendment to K-IFRS No 1001)
•Proceeds before intended use (Amendment to K-IFRS No 1016)
•Onerous Contracts – Cost of Fulfilling a Contract (Amendments to K-IFRS No 1037)
•K-IFRS No 1117 Insurance Contracts
•Annual Improvements to K-IFRS Standards 2018~2020

5. Cash and cash equivalents
(1) Cash and cash equivalents as of December 31, 2021 and 2020 are as follows:

(In thousands of won)		December 31, 2021	December 31, 2020
Demand deposits, etc.	~~W~~	26,602,122	45,956,245
(2) The Company does not have any restricted cash and cash equivalents as of December 31, 2021 and 2020.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
6. Financial Instruments by Category
(1) Carrying amounts of financial instruments by category as of December 31, 2021 and 2020 are as follows:

(In thousands of won)		December 31, 2021	December 31, 2020
Financial assets at amortized cost
Cash and cash equivalents	~~W~~	26,602,122	45,956,245
Short-term financial instruments		143,000,000	71,000,000
Accounts receivable, net		40,569,841	44,353,327
Other receivables, net		619,903	478,428
Other current financial assets		790,051	841,092
Other non-current financial assets		2,895,565	1,128,475
		214,477,482	163,757,567
Financial assets at fair value through profit or loss
Short-term financial instruments		5,000,000	-
	~~W~~	219,477,482	163,757,567

(In thousands of won)		December 31, 2021	December 31, 2020
Financial liabilities at amortized cost
Accounts payable(*)	~~W~~	26,738,648	34,810,387
Long-term accounts payable		729,173	1,402,466
Other current liabilities		2,254,206	1,627,967
Other non-current liabilities		2,761,849	1,493,680
	~~W~~	32,483,876	39,334,500

(*) Accounts payable that are not financial liabilities are excluded.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
6. Financial Instruments by Category, Continued
(2) Net income(expenses) from financial instruments for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Financial assets at amortized cost
Interest income	~~W~~	1,326,044	961,895
Differences in foreign currency		2,533,854	(1,350,489)
		3,859,898	(388,594)
Financial assets at fair value through profit or loss
Interest income		28,054	-
	~~W~~ 	3,887,952	(388,594)

(In thousands of won)		2021	2020
Financial liabilities at amortized cost
Interest expense	~~W~~ 	(72,790)	(120,865)
Differences in foreign currency		(882,578)	335,958
	~~W~~ 	(955,368)	215,093

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
6. Financial Instruments by Category, Continued
(3) Fair value hierarchy
Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2: all inputs other than quoted prices included in level 1 that are observable (either directly that is, prices, or indirectly that is, derived from prices) for the asset or liability;
•Level 3: unobservable inputs for the asset or liability.

The fair value of financial instruments traded in an active market is determined based on the quoted market price as of the end of the reporting period. If the quoted prices are readily and regularly available through exchanges, sellers, brokers, industry groups, rating agencies or regulators and such prices represent actual market transactions that occur regularly between independent parties, they are considered active markets. These products are included in Level 1.
The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques use as much market observable information as possible and use the least amount of company-specific information. At this time, if all the significant input variables required to measure the fair value of a good are observable, the good is included in Level 2.
If more than one significant input variable is not based on observable market information, the item is included in Level 3.
The valuation techniques used to measure the fair value of a financial instrument include:
- Market price or dealer price of a similar financial instrument
- The fair value of derivative instruments is determined by discounting the amount to present value using the leading exchange rate as of the end of the reporting period
For the other financial instruments, the Company applied other valuation techniques such as discounted cash flow, etc. As of December. 31 2021. the Company has ~~W~~5,000,000 thousand of short-term financial instruments measured at fair value through profit or loss that is classified as level 2. For the financial assets and liabilities of which carrying amount are reasonable approximation of fair value, those were excluded from fair value disclosure.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
7. Accounts and Other Receivables

(1) Accounts and other receivables as of December 31, 2021 and 2020 are as follows:

(In thousands of won)		December 31, 2021		December 31, 2020
		Accounts receivables	Other receivables	Accounts receivables	Other receivables
Non-related party	~~W~~	29,466,816	1,059,450	35,189,727	620
Related party		11,106,547	618,001	9,217,304	477,808
Less: Loss allowance		(3,522)	-	(53,704)	-
	~~W~~	40,569,841	1,677,451	44,353,327	478,428
(2) Changes in the loss allowance of accounts receivables during the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		Accounts receivable
		2021	2020
Beginning balance	~~W~~	53,704	18,957
(Reversal of) Bad debt expenses		(50,182)	34,747
Ending balance	~~W~~	3,522	53,704

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
7. Accounts and Other Receivables, Continued
(3) Expected credit losses (ECLs) and credit risk exposures for accounts and other receivables as of December 31, 2021 and 2020 are as follows:
(a) Accounts receivables

(In thousands of won)	December 31, 2021
	Expected loss rate(%)		Carrying amount	Loss allowance
Not due or overdue for less than 90 days	0.01	~~W~~	40,569,575	2,721
More than 90 days ~ Less than 180 days	4.28		2,226	95
More than 180 days ~ Less than 270 days	28.33		473	134
More than 270 days ~ Less than 1 year	44.67		934	417
More than 1 year	100.00		155	155
		~~W~~ 	40,573,363	3,522

(In thousands of won)	December 31, 2020
	Expected loss rate(%)		Carrying amount	Loss allowance
Not due or overdue for less than 90 days	0.01	~~W~~	43,578,577	3,437
More than 90 days ~ Less than 180 days	5.75		825,662	47,497
More than 180 days ~ Less than 270 days	41.63		1	-
More than 270 days~ Less than 1 year	53.78		46	25
More than 1 year	100.00		2,745	2,745
		~~W~~	44,407,031	53,704

(b) Other receivables

(In thousands of won)	December 31, 2021
	Expected loss rate(%)		Carrying amount	Loss allowance
Not due or overdue for less than 90 days	0.00	~~W~~	1,677,451	-

(In thousands of won)	December 31, 2020
	Expected loss rate(%)		Carrying amount	Loss allowance
Not due or overdue for less than 90 days	0.00	~~W~~	478,428	-

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
7. Accounts and Other Receivable, Continued
(3) ECLs and credit risk exposures for accounts and other receivables as of December 31, 2021 and 2020 are as follows, Continued:
In assessing the recoverability of accounts and other receivables, the Company considers changes in the credit rating of accounts and other receivables from the commencement of the credit to the end of the reporting period.

The Company applies simplified approach for accounts and other receivables to measure the loss allowance at an amount equal to lifetime expected credit losses. To measure the expected credit losses, accounts and other receivables are grouped based on credit risk characteristics and the duration of past due balances. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls. The Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes the Company’s historical experience and informed credit assessment, that includes forward-looking information.

8. Investment in Subsidiaries

(1) Details of investment in subsidiaries as of December 31, 2021 and 2020 are as follows:

				Percentage of ownership (%)
Subsidiary	Location	Main business	Fiscal year end	December 31, 2021	December 31, 2020
Gravity Interactive, Inc.	USA	Online and mobile game services	December	100.00	100.00
Gravity NeoCyon, Inc.	Korea	Mobile Game Development and Service	December	99.53	99.53
Gravity Communications Co., Ltd.	Taiwan	Online and mobile game services	December	100.00	100.00
PT. Gravity Game Link	Indonesia	Online and mobile game services	December	70.00	70.00
Gravity Game Tech Co., Ltd.	Thailand	Online and mobile game services	December	100.00	100.00
Gravity Game Arise Co., Ltd.	Japan	Online and mobile game services	December	100.00	100.00
Gravity Game Hub PTE., Ltd.(*)	Singapore	Online and mobile game services	December	100.00	-

(*) Gravity Game Hub PTE., Ltd. was established during 2021 and has been included in subsidiary since then.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
8. Investment in Subsidiaries, Continued

(2)Changes in investment in subsidiaries for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021
Subsidiary		Beginning balance	Acquisition	Ending balance
Gravity Interactive, Inc. (*1)	~~W~~	-	-	-
Gravity NeoCyon, Inc. (*2)		3,646,512	1,990,577	5,637,089
Gravity Communications Co., Ltd.		5,681,415	-	5,681,415
PT. Gravity Game Link (*2)		1,683,674	799,733	2,483,407
Gravity Game Tech Co., Ltd.		3,407,555	-	3,407,555
Gravity Game Arise Co., Ltd. (*2)		539,485	1,024,400	1,563,885
Gravity Game Hub PTE., Ltd. (*3)		-	2,906,494	2,906,494
	~~W~~	14,958,641	6,721,204	21,679,845

(*1) Prior to 2021, the Company recognized an impairment loss at its full amount as the recoverable amount was less than its book value.
(*2) During the year ended December 31, 2021, the Company participated in paid-in capital increase of Gravity NeoCyon Co., Ltd., PT. Gravity Game Link, and Gravity Game Arise Co., Ltd. however there were no change in the shareholding ratio.
(*3) Gravity Game Hub PTE., Ltd. was established during the year ended December 31, 2021 with 100% ownership interest held by the Company.

(In thousands of won)		2020
Subsidiary		Beginning balance	Acquisition	Impairment	Ending balance
Gravity Interactive, Inc. (*1)	~~W~~	-	-	-	-
Gravity Entertainment Corp. (*2)		-	-	-	-
Gravity NeoCyon, Inc. (*3, 4)		1,934,272	2,999,995	(1,287,755)	3,646,512
Gravity Communications Co., Ltd.		5,681,415	-	-	5,681,415
PT. Gravity Game Link (*3)		830,491	853,183	-	1,683,674
Gravity Game Tech Co., Ltd.		3,407,555	-	-	3,407,555
Gravity Game Arise Co., Ltd.		539,485	-	-	539,485
	~~W~~	12,393,218	3,853,178	(1,287,755)	14,958,641

(*1) Prior to 2020, the Company recognized an impairment loss at its full amount as the recoverable amount was less than its book value.
(*2) Gravity Entertainment Corp. was liquidated during 2020 and has been excluded from subsidiary since then.
(*3) The Company participated to capital increase of PT.Gravity Game Link with ~~W~~853,183 thousand and Gravity NeoCyon, Inc. with ~~W~~2,999,995 thousand.
(*4) The Company recognized an impairment loss of ~~W~~1,287,755 thousand as the recoverable amount was less than its book value in 2020.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
8. Investment in Subsidiaries, Continued
(3) Condensed financial information of subsidiaries as of and for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)	2021
Subsidiary		Total assets	Total liabilities	Revenue	Profit (loss) for the year
Gravity Interactive, Inc.	~~W~~	26,385,056	16,162,917	79,241,593	986,634
Gravity NeoCyon, Inc.		14,902,641	9,378,474	25,443,458	(110,799)
Gravity Communications Co., Ltd.		33,120,691	9,236,188	33,342,145	9,096,285
PT. Gravity Game Link		2,916,316	318,233	2,461,680	(221,131)
Gravity Game Tech Co., Ltd.		25,591,172	5,665,835	28,345,984	5,495,689
Gravity Game Arise Co., Ltd.		3,912,442	2,167,254	3,258,230	158,563
Gravity Game Hub PTE., Ltd.		2,538,395	722,377	116,791	(1,109,627)

(In thousands of won)	2020
Subsidiary		Total assets	Total liabilities	Revenue	Profit (loss) for the year
Gravity Interactive, Inc.	~~W~~	31,848,915	23,405,476	123,055,325	1,137,851
Gravity Entertainment Corp.		-	-	-	7,706
Gravity NeoCyon, Inc.		11,068,694	7,422,182	26,368,123	(1,753,593)
Gravity Communications Co., Ltd.		33,717,352	10,070,240	41,677,215	12,281,146
PT. Gravity Game Link		2,184,917	663,529	4,880,948	(315,190)
Gravity Game Tech Co., Ltd.		21,092,640	6,314,555	39,147,178	13,989,069
Gravity Game Arise Co., Ltd		2,637,083	2,065,979	2,483,354	81,573

9. Property and Equipment
(1) Details of property and equipment as of December 31, 2021 and 2020 are as follows:

(In thousands of won)		December 31, 2021			December 31, 2020
		Acquisition cost	Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount
Computer and other equipment	~~W~~	4,172,294	(3,716,022)	456,272	3,857,812	(3,524,869)	332,943
Furniture and fixture		724,455	(469,552)	254,903	509,794	(355,465)	154,329
Vehicles		9,101	(3,223)	5,878	9,101	(948)	8,153
Leasehold improvements		1,506,967	(993,613)	513,354	1,002,556	(956,407)	46,149
Right-of-use assets		7,660,610	(3,282,697)	4,377,913	4,641,874	(2,006,590)	2,635,284
	~~W~~	14,073,427	(8,465,107)	5,608,320	10,021,137	(6,844,279)	3,176,858

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
9. Property and Equipment, Continued
(2) Changes in property and equipment for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021
		Computer and other equipments	Furniture and fixture	Vehicles	Leasehold improvements	Right-of-use assets	Total
Beginning balance	~~W~~	332,943	154,328	8,153	46,149	2,635,285	3,176,858
Acquisitions		362,508	226,865	-	621,000	3,354,809	4,565,182
Depreciation		(239,179)	(126,290)	(2,275)	(110,074)	(1,612,181)	(2,089,999)
Disposition		-	-	-	(43,721)	-	(43,721)
Ending balance	~~W~~	456,272	254,903	5,878	513,354	4,377,913	5,608,320

(In thousands of won)		2020
		Computer and other equipments	Furniture and fixture	Vehicles	Leasehold improvements	Right-of-use assets	Total
Beginning balance	~~W~~	420,212	207,353	-	75,297	2,152,281	2,855,143
Acquisitions		121,067	28,116	9,101	-	1,889,574	2,047,858
Depreciation		(208,336)	(81,141)	(948)	(29,148)	(1,406,570)	(1,726,143)
Ending balance	~~W~~	332,943	154,328	8,153	46,149	2,635,285	3,176,858

(3) Classification of depreciation expenses in the statements of comprehensive income for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Cost of revenues	~~W~~	925,788	910,309
Selling, general and administrative expenses(*)		1,164,211	815,834
	~~W~~ 	2,089,999	1,726,143
(*) The deprecation expenses recognized as the research and development included in selling, general and administrative expenses was ~~W~~143,599 thousand and ~~W~~91,750 thousand, respectively, for the years ended December 31, 2021 and 2020.
(4) As of December 31, 2021, and 2020, there are no property and equipment that are pledged as collateral for the Company’s debts.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
10. Intangible Assets

(1) Details of intangible assets as of December 31, 2021 and 2020 are as follows:

(In thousands of won)		December 31, 2021			December 31, 2020
		Acquisition cost	Accumulated amortization(*)	Carrying amount	Acquisition cost	Accumulated amortization (*)	Carrying amount
Software	~~W~~	12,099,601	(10,994,260)	1,105,341	12,045,136	(10,343,230)	1,701,906
Patents		1,069,591	(597,999)	471,592	850,104	(525,641)	324,463
Other intangible assets		5,742,439	(4,090,737)	1,651,702	5,217,088	(4,579,600)	637,488
	~~W~~ 	18,911,631	(15,682,996)	3,228,635	18,112,328	(15,448,471)	2,663,857

(*) Accumulated amortization includes the amount of accumulated impairment loss.

(2) Changes in intangible assets for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021
		Software	Patents	Other intangible assets	Total
Beginning balance	~~W~~	1,701,906	324,463	637,488	2,663,857
Acquisitions		54,465	219,487	1,430,000	1,703,952
Amortization		(651,030)	(72,358)	(415,786)	(1,139,174)
Ending balance	~~W~~	1,105,341	471,592	1,651,702	3,228,635

(In thousands of won)		2020
		Software	Patents	Other intangible assets	Total
Beginning balance	~~W~~	558,396	181,530	1,285,617	2,025,543
Acquisitions		1,521,701	180,250	499,305	2,201,256
Amortization		(378,191)	(37,317)	(231,960)	(647,468)
Impairment loss(*)		-	-	(915,474)	(915,474)
Ending balance	~~W~~	1,701,906	324,463	637,488	2,663,857

(*) The Company recognized ~~W~~915,474 thousand of impairment loss as carrying amount of other intangible assets exceeded recoverable amount as of December 31, 2020.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
10. Intangible Assets, Continued
(3) Classification of amortization in the statements of comprehensive income for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Cost of revenues	~~W~~	360,661	190,246
Selling, general and administrative expenses(*)		778,513	457,222
Total	~~W~~	1,139,174	647,468

(*) The amortization recognized as the research and development included in selling, general and administrative expenses was ~~W~~65,857 thousand and ~~W~~55,813 thousand, respectively, for the years ended December 31, 2021 and 2020.

11. Employee Benefit
The expenses recognized in relation to defined contribution plan for the years ended December 31, 2021 and 2020 are ~~W~~1,270,511 thousand and ~~W~~1,014,773 thousand, respectively.

12. Commitments
(1) The Company has entered into exclusive license agreements with foreign licensees, such as GungHo Online Entertainment, Inc., Innova Intellectual Properties S.a.r.l, Shanghai TA REN Network Technology Co., Ltd. and etc. to provide exclusive license to distribute and sell online games and receives a certain portion of each licensee’s revenues (20-40%) as royalties.
(2) In July 2021, the Company and Shanghai TA REN Network Technology Co., Ltd. entered into development agreements to grant them the right to develop mobile games based on the contents of Ragnarok Online and distribute such games in China for 3 years.
(3) As of December 31, 2021, the Company has entered into contracts with Gravity Interactive, Inc. and Gravity NeoCyon, Inc. for the exclusive rights of publishing and distributing online games and for the exclusive rights of developing, publishing and distributing mobile games, respectively. The Company also has entered into contracts with Gravity Communications Co., Ltd., Gravity Game Tech Co., Ltd., PT. Gravity Game Link and Gravity Game Hub PTE., Ltd. for the exclusive rights of publishing and distributing online and mobile games (Note 23).
(4) As of December 31, 2021, the Company has entered into license agreements with various third-party game developers to secure exclusive right to publish the games developed by the third-party developers. Upfront license fees paid are capitalized and recognized as other intangible assets and minimum guaranteed royalties are capitalized and recognized as other non-current assets. Purchase obligations for future payment related to above agreements as of December 31, 2021 and 2020 are ~~W~~2,335,425 thousand and ~~W~~2,929,165 thousand, respectively.
(5) As of December 31, 2021, the Company benefited from payment guarantee of USD 818,000 from KB Kookmin Bank regarding overseas IP contracts.

13. Share Capital and Share Premium

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020

(1) Details of common shares as of December 31, 2021 and 2020 are as follows:

(In won and in number of shares)		December 31, 2021	December 31, 2020
Number of authorized shares		40,000,000	40,000,000
Value per share	~~W~~	500	500
Number of shares issued		6,948,900	6,948,900
Common shares	~~W~~	3,474,450,000	3,474,450,000

(2) Details of share premium as of December 31, 2021 and 2020 are as follows:

(In thousands of won)		December 31, 2021	December 31, 2020
Additional paid-in capital	~~W~~	25,357,547	25,357,547
Other capital surplus		2,125,136	2,125,136
	~~W~~ 	27,482,683	27,482,683

(3) Details of other components of equity as of December 31, 2021 and 2020 are as follows:

(In thousands of won)		December 31, 2021	December 31, 2020
Foreign currency translation adjustments	~~W~~	-	929

(4) Details of retained earnings as of December 31, 2021 and 2020 are as follows:

(In thousands of won)		December 31, 2021	December 31, 2020
Unappropriated retained earnings	~~W~~	174,719,960	109,987,127

(5) According to the Company's Articles of Incorporation, the Company may issue 2,000,000 shares of preferred stock without voting rights, and there are no preferred shares issued as of December 31, 2021.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
13. Share Capital and Share Premium, Continued

(6) Statements of appropriation of retained earnings as of December 31, 2021 and 2020 are as follows:

Date of appropriation for 2021: March 31, 2022
Date of appropriation for 2020: March 31, 2021

(In thousands of won)		2021	2020
Retained earnings available for appropriation
Unappropriated retained earnings carried over from prior year	~~W~~	109,987,127	70,570,205
Profit for the year		64,732,833	39,416,922
		174,719,960	109,987,127
Appropriation of retained earnings		-	-
Unappropriated retained earnings to be carried forward	~~W~~	174,719,960	109,987,127

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
14. Revenue from Contracts with Customers

(1) Details of revenue from contracts with customers based on the service contract type and the timing of satisfaction of performance obligations are as follows:

(In thousands of won)		2021	2020
Service contract
Micro transaction & Subscription revenue	~~W~~	92,578,768	130,363,485
Online games		4,464,078	6,077,315
Mobile games		88,114,690	124,286,170
Royalties & License fees		194,515,767	98,479,956
Online games		25,711,947	31,839,750
Mobile games		168,803,820	66,640,206
Others		1,163,841	152,628
		288,258,376	228,996,069
Major geographic market
Taiwan		57,133,716	76,336,807
Korea		55,387,538	91,004,966
Thailand		61,245,032	11,220,320
Japan		39,934,979	22,019,495
United States of America		12,053,184	4,594,304
Philippines		6,835,992	1,059,789
Indonesia		5,496,618	1,540,529
Malaysia		11,063,200	240,773
Others		39,108,117	20,979,086
		288,258,376	228,996,069
Timing of satisfaction of performance obligations
At a point in time		6,003	-
Over time		288,252,373	228,996,069
	~~W~~	288,258,376	228,996,069

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
14. Revenue from Contracts with Customers, Continued
(2) Accounts receivables, incremental costs of obtaining a contract and contract liabilities related to contracts with customers as of December 31, 2021 and December 31, 2020 are as follows:

(In thousands of won)		December 31, 2021	December 31, 2020
Accounts receivable	~~W~~	40,569,841	44,353,327
Incremental costs of obtaining a contract (Prepaid expenses)		508,007	722,231
Contact liabilities (Deferred revenue)		4,054,633	4,814,591
Micro transaction & Subscription revenue		3,755,190	4,475,049
Royalties and License fees		299,443	339,542

(3) Changes in contract liabilities for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		Contract liabilities
		2021	2020
Balance at January 1	~~W~~	4,814,591	4,297,596
Increase related to Micro transaction & Subscription revenue		17,513,422	20,688,222
Increase related to royalties and license fees		391,217	14,362,829
Decrease upon satisfaction of performance obligation – Micro transaction & Subscription revenue		(18,233,281)	(19,107,689)
Decrease upon satisfaction of performance obligation – Royalties and License fees		(431,316)	(15,426,367)
Balance at December 31	~~W~~	4,054,633	4,814,591

The amount of revenue recognized from previous period’s contract liabilities satisfied during the year ended December 31, 2021 is ~~W~~4,680,655 thousand.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
14. Revenue from contracts with customers, Continued
(4) Transaction price allocated to unsatisfied performance obligations as of December 31, 2021 and 2020 are as follows:

(In thousands of won)		December 31, 2021	December 31, 2020
Micro transaction & Subscription revenue	~~W~~	3,755,190	4,475,049
Online games		1,835,824	1,821,790
Mobile games		1,919,366	2,653,259
Royalties and License fees		299,443	339,542
Online games		95,755	286,094
Mobile games		203,688	53,448
	~~W~~	4,054,633	4,814,591

The Company’s management expects to recognize 95.1% (~~W~~3,855,572 thousands) of the transaction price allocated to contracts that have not been performed as of December 31, 2021 as revenue within 12 months. The remaining 4.9% (~~W~~199,061 thousands) is expected to be recognized as revenue thereafter. The amounts disclosed above do not include variable consideration which is constrained.

(5) Details of incremental costs of obtaining a contract recognized as assets as of December 31, 2021 and 2020 are as follows:

(In thousands of won)		December 31, 2021	December 31, 2020
Incremental costs of obtaining a contract	~~W~~	508,007	722,231
Amortization costs recognized as cost of revenue		722,231	320,460

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
15. Classification of expenses by nature
Details of classification of expenses by nature for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Fees and commissions	~~W~~	142,578,338	119,541,745
Advertising expenses		24,112,161	19,787,229
Salaries		18,821,721	14,979,460
Outsourcing expenses		16,226,357	11,347,150
Rent		811,038	722,777
Employee benefits		1,448,393	1,301,773
Expenses related to defined contribution plan		1,289,470	1,029,394
Depreciation		2,089,999	1,726,143
Amortization		1,139,174	647,468
Bad debt expenses		-	63,066
Reversal of allowance for doubtful accounts		(50,182)	(28,319)
Other expenses		1,617,440	1,203,135
	~~W~~	210,083,909	172,321,021

Total expenses consist of cost of sales, selling, general and administrative expenses.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
16. Selling, general and administrative expenses
Details of selling, general and administrative expenses for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021		2020
Advertising expenses	~~W~~	24,112,161	~~W~~	19,787,229
Fees and commissions		9,233,447		6,393,092
Research and development		18,101,978		15,361,686
Salaries		10,185,539		7,750,903
Employee benefits		967,471		872,588
Rent		457,640		389,383
Expenses related to defined contribution plan		657,869		512,705
Depreciation		1,020,612		724,084
Amortization		712,656		401,409
Bad debt expenses		-		63,066
Reversal of allowance for doubtful accounts		(50,182)		(28,319)
Other expenses		2,869,455		866,070
	~~W~~	68,268,646	~~W~~	53,093,896

17. Finance Income and Costs
(1) Details of finance income for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Finance income
Interest income	~~W~~	1,354,098	961,895
Unrealized foreign currency gain		98,602	125,238
Gain on foreign currency transactions		3,469,117	1,648,818
	~~W~~	4,921,817	2,735,951

(2) Details of finance costs for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Finance costs
Interest expense	~~W~~	72,790	120,865
Unrealized foreign currency loss		73,257	216,379
Loss on foreign currency transactions		1,843,186	2,572,207
	~~W~~	1,989,233	2,909,451

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
18. Other Non-Operating Income and Expenses

(1) Details of other non-operating income for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Gain on disposal of property and equipment	~~W~~	235	1,238
Dividend income		11,326,984	2,382,800
Others		670,524	636,894
	~~W~~	11,997,743	3,020,932

(2) Details of other non-operating expenses for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Loss on disposal of property and equipment	~~W~~	43,721	-
Impairment loss on intangible assets		-	915,474
Impairment loss on other non-current assets		510,293	2,255,312
Impairment loss on investment in subsidiaries		-	1,287,755
Others		4,716	13,463
	~~W~~	558,730	4,472,004

19. Income tax expense

(1) Details of income tax expense for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Current tax expense
Current year	~~W~~	25,493,700	14,512,250
Adjustments recognized related to prior period income		1,646,777	-
Deferred tax expense
Changes in net deferred tax assets		672,754	1,121,304
Income tax expense	~~W~~ 	27,813,231	15,633,554

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
19. Income tax expense, Continued
(2) The differences between the tax expense on the Company’s profit before tax and the amount that would arise using the statutory tax rates applicable to profits of the entities are as follows:

(In thousands of won)		2021	2020
Profit before income tax expense	~~W~~	92,546,064	55,050,476
Income tax using the statutory tax rate		21,934,147	12,860,215
Adjustments:
Expenses not deductible for tax purposes		7,832	9,912
Tax amounts paid in a foreign country		4,446,429	2,936,989
Tax credit		(765,118)	(944,162)
Additional tax for insufficient investments in designated areas		487,118	667,846
Adjustments recognized related to prior period income		1,646,777	-
Others		56,046	102,754
		5,879,084	2,773,339
Income tax expense	~~W~~	27,813,231	15,633,554
Effective tax rate		30%	28%

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
19. Income tax expense, Continued

(3)Details of the changes in deferred tax assets(liabilities) for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021			2020
		Beginning balance	Increase (Decrease)	Ending balance	Beginning balance	Increase (Decrease)	Ending balance
Unearned revenue	~~W~~	(43,184)	(81,313)	(124,497)	(51,189)	8,005	(43,184)
Property and equipment		39,527	10,698	50,225	35,423	4,104	39,527
Intangible assets		399,894	(11,482)	388,412	221,106	178,788	399,894
Prepaid expenses		503,856	(1,153)	502,703	103,268	400,588	503,856
Accounts Payable		613,984	9,991	623,975	302,710	311,274	613,984
Accrued expenses		134,201	38,578	172,779	124,217	9,984	134,201
Deferred revenue		-	-	-	7,197	(7,197)	-
Retirement benefit provision liabilities		28,684	4,652	33,336	25,467	3,217	28,684
Allowance for doubtful accounts		264,484	-	264,484	264,484	-	264,484
Asset retirement obligation		46,264	29,204	75,468	46,264	-	46,264
Investment in subsidiaries		-	-	-	389,453	(389,453)	-
Tax paid in foreign countries		-	-	-	(354)	354	-
Others		7,442	(27,187)	(19,745)	734	6,708	7,442
Sub-total(Ⅰ)	~~W~~	1,995,152	(28,012)	1,967,140	1,468,780	526,372	1,995,152
Deferred tax due to tax credit carry-forward(Ⅱ)		2,723,566	(644,742)	2,078,824	4,371,242	(1,647,676)	2,723,566
Deferred tax assets (Ⅰ+Ⅱ+Ⅲ) (*)	~~W~~	4,718,718	(672,754)	4,045,964	5,840,022	(1,121,304)	4,718,718

(*) The future realizability of deferred tax assets is assessed by taking into consideration various factors such as the Company's performance, the overall economic environment and industry outlook, expected future earnings, and deductible period of tax credit carry-forward. The Company periodically monitors those factors used in assessing the realizability of the deferred tax assets. As of December 31, 2021, the Company has recognized deferred tax assets related to temporary differences, carry-forward deficits and tax credit carry-forward, which can be utilized based on the likelihood of future taxable income. This amount may change if the estimate for future taxable income changes.
(4) As of December 31, 2021, the Company did not recognize deferred income tax asset for the temporary difference of ~~W~~33,632,252 thousand relating to investments in subsidiaries as it is not probable such temporary differences can be utilized in the foreseeable future.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
20. Cash flow information

(1) Adjustments for calculating cash generated from operations for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Adjustments for:
Depreciation	~~W~~	2,089,999	1,726,143
Amortization		1,139,174	647,468
Bad debt expense		-	63,066
Impairment loss on investment in subsidiaries		-	1,287,755
Interest expense		72,790	120,865
Unrealized foreign currency loss		73,257	216,379
Impairment loss on intangible asset		-	915,474
Impairment loss on other non-current assets		510,293	2,255,312
Retirement benefit expenses		18,959	14,622
Income tax expense		27,813,231	15,633,554
Unrealized foreign currency gain		(98,602)	(125,237)
Gain on disposal of property and plant		(235)	(1,238)
Loss on disposal of property and plant		43,721	-
Interest income		(1,354,098)	(961,895)
Dividend income		(11,326,984)	(2,382,800)
Reversal of allowance for doubtful accounts		(50,182)	(28,319)
Others		(214,407)	-
	~~W~~	18,716,916	19,381,149

(2) Changes in assets and liabilities arising from operating activities for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Accounts receivable	~~W~~	3,736,094	(26,620,833)
Other receivable		(1,195,818)	682,111
Prepayment		557,898	(1,609,393)
Prepaid expense		(530,278)	(513,652)
Lease receivable		198,682	139,853
Long-term prepaid expense		(478,318)	(878,967)
Accounts payable		(5,281,785)	19,000,251
Deferred revenue		(476,504)	516,995
Withholdings		657,642	1,231,136
Accrued expenses		175,354	43,910
Advanced receipt		(92)	-
	~~W~~	(2,637,125)	(8,008,589)

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
20. Cash flow information, Continued
(3) Significant non-cash transactions for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Reclassification of Prepayment to intangible assets	~~W~~	219,487	72,498
Acquisition of right-of-use assets		3,354,809	1,889,573
Increase(Decrease) in accounts payable relating to the acquisition of software		667,078	(1,144,166)

(4) Changes in liabilities arising from financing activities for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Beginning of the year	~~W~~	2,971,638	2,482,547
Cash flows used in financial activities–payment of lease liabilities		(1,787,171)	(1,515,930)
Cash flows used in operating activities – Interest paid		(68,886)	(120,865)
Non-cash transactions:
Acquisitions – right-of-use asset		3,090,682	1,889,573
Acquisitions – leases receivables		501,038	115,448
Interest expense		68,886	120,865
Ending of the year	~~W~~	4,776,187	2,971,638

21. Leases

The Company leases offices, vehicles and others. The leases typically run for a period of 1 to 5 years with an option to renew or terminate the lease after that date. There are no restrictions or covenants imposed to leases, but the lease assets are not to be provided as collateral for borrowings.
The Company has a sublease for a portion of the existing lease contract. The head lease and its sub-lease terminates in 2024.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
21. Leases, Continued
(1) As a lessee
(a) Details of right-of-use assets and lease liabilities recognized in the separate statements of financial position as of December 31, 2021 and December 31, 2020 are as follows:

(In thousands of won)		December 31, 2021	December 31, 2020
Right-of-use assets(*1)
Offices	~~W~~	3,366,358	1,237,961
Vehicles		283,570	84,723
Others		727,985	1,312,600
	~~W~~	4,377,913	2,635,284
Lease liabilities(*2)
Current		2,014,338	1,477,958
Non-current		2,761,849	1,493,680
	~~W~~	4,776,187	2,971,638

(*1) Right-of-use assets are included in the 'Property and equipment' in the separate statement of financial position.
(*2) Lease liabilities are included in the 'Other current liabilities' and 'Other non-current liabilities' in the separate statement of financial position.
(b) Changes in right-of-use assets for the years ended December 31, 2021 and December 31, 2020 are as follows:

(In thousands of won)		2021
		Offices	Vehicles	Others	Total
Balance as of January 1, 2021	~~W~~	1,237,963	84,723	1,312,599	2,635,285
Depreciation		(848,628)	(178,938)	(584,615)	(1,612,181)
Reassessment		1,516,018	-	-	1,516,018
Acquisitions		1,461,006	377,785	-	1,838,791
Balance as of December 31, 2021	~~W~~	3,366,359	283,570	727,984	4,377,913

(In thousands of won)		2020
		Offices	Vehicles	Others	Total
Balance as of January 1, 2020	~~W~~	1,851,301	253,928	47,052	2,152,281
Depreciation		(651,281)	(173,474)	(581,815)	(1,406,570)
Reassessment		37,943	4,269	-	42,212
Acquisitions		-	-	1,847,362	1,847,362
Balance as of December 31, 2020	~~W~~	1,237,963	84,723	1,312,599	2,635,285

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
21. Leases, Continued
(1) As a lessee, Continued
(c) Details of amounts recognized in the separate statements of comprehensive income for the years ended December 31, 2021 and December 31, 2020 are as follows:

(In thousands of won)		2021	2020
Interest expense relating to lease liabilities (included in finance cost)	~~W~~	68,886	120,865
Revenue from sub-lease of right-of-use asset		10,007	15,519
Expense relating to short-term leases		105,197	47,189
Expense relating to leases of low-value assets excluding short-term leases		2,454	1,732
(d) Details of amounts recognized in the separate statement of cash flows for the years ended December 31, 2021 and December 31, 2020 are as follows:

(In thousands of won)		2021	2020
Total cash outflows of leases	~~W~~	1,963,708	1,685,716

(2) As a lessor
The Company has sub-leased part of its right-of-use assets. The Company recognized interest income related to the lease receivable amounting to ~~W~~10,007 thousand for the year ended December 31, 2021.
The aging analysis with the amounts expressed in undiscounted lease receivables after the reporting date are as follows. The Company does not have any sublease as finance lease in accordance with K-IFRS No. 1017.

(In thousands of won)
	Less than 1 Year	1 to 2 Years	2 to 5 Years	Contractual cash flow	Unrealized financial income	Net investment in the lease
~~W~~ 	227,260	197,789	191,895	616,944	12,061	604,883

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
22. Financial Risk Management
The Company’s operating activities expose itself to a variety of financial risks: market risk, credit risk and liquidity risk from which the Company’s risk management program focuses on minimizing any adverse effects on its financial performance. The Company operates financial risk management policies and programs that closely monitor and respond to each risk factor.
(1) Capital Risk Management
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so the Company can continue to provide returns and benefits for shareholders and to maintain an optimal capital structure to reduce the cost of capital. The Company monitors capital on the basis of the debt ratio. This ratio is calculated as total debt divided by total capital. The debt ratios as of December 31, 2021 and 2020 are as follows:

(In thousands of won)		December 31, 2021	December 31, 2020
Total liabilities	~~W~~	52,988,480	52,195,130
Total equity		205,677,093	140,945,189
Debt ratio		26%	37%

(2) Market Risk
(a) Foreign exchange risk
The Company is exposed to foreign exchange risk arising from royalty revenues and commission payment primarily with respect to the US dollar and etc. The Company’s financial assets and liabilities are exposed to foreign currency risk as of December 31, 2021 and 2020 are as follows:

(In thousands of won, in foreign currencies)
	December 31, 2021
	Assets in foreign currency	Liabilities in foreign currency	Assets in Korean Won	Liabilities in Korean Won
USD	28,396,198	15,031,444	33,663,693	17,819,777
JPY	684,204,339	195,446,852	7,048,947	2,013,572
EUR	356,541	33,944	478,599	45,564
IDR	12,955,000	3,103,944	1,077	258
THB	28,510	7,379	1,014	262
TWD	9,521,305	-	407,893	-
VND	9,270,000	3,243,600	483	169
			41,601,706	19,879,602

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
22. Financial Risk Management, Continued
(2) Market Risk, Continued
(a) Foreign exchange risk, Continued

(In thousands of won, in foreign currencies)
	December 31, 2020
	Assets in foreign currency	Liabilities in foreign currency		Assets in Korean Won	Liabilities in Korean Won
USD	29,682,778	16,433,086	~~W~~	32,294,862	17,879,197
JPY	466,962,404	322,888,518		4,922,998	3,553,625
EUR	344,842	-		461,482	-
IDR	12,955,000	15,289,944		1,003	1,183
THB	28,510	7,379		1,036	268
TWD	17,957,553	3,264,754		694,419	126,248
VND	9,270,000	3,243,600		437	153
			~~W~~	38,376,237	21,560,674

The Company measures foreign exchange risk at the exchange rate of 10% for each foreign currency, and the rate of change reflects the management's assessment of the risk of exchange rate fluctuation that can be reasonably experienced. The effects of changes in foreign currency exchange rate on profit before tax for the years ended of December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021		2020
		Increased by 10%	Decreased by 10%	Increased by 10%	Decreased by 10%
USD	~~W~~	1,584,392	(1,584,392)	1,441,567	(1,441,567)
JPY		503,538	(503,538)	136,937	(136,937)
Others		84,281	(84,281)	103,053	(103,053)
	~~W~~	2,172,211	(2,172,211)	1,681,557	(1,681,557)

The sensitivity analysis is based on monetary assets and liabilities denominated in foreign currencies other than the functional currency at the end of the reporting period.
(b) Interest rate risk
There are no borrowings under variable interest rate conditions as of December 31, 2021 and 2020.
(c) Price risk
There are no assets and liabilities exposed to price risk as of December 31, 2021 and 2020.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
22. Financial Risk Management, Continued
(3) Credit Risk
Credit risk arises from normal trading and investing activities and occurs when a customer or a counterparty fails to comply with the terms of the contract. In order to manage these credit risks, the Company regularly evaluates the creditworthiness of customers based on their financial condition, past experiences and other factors.
The carrying amounts of financial assets represent their maximum exposure to credit risk.
The maximum exposure to credit risk of the Company as of December 31, 2021 and 2020 are as follows:

(In thousands of won)		December 31, 2021	December 31, 2020
Cash and cash equivalents	~~W~~	26,602,122	45,956,245
Short-term financial instruments		148,000,000	71,000,000
Accounts receivables, net		40,569,841	44,353,327
Other receivables, net		619,903	478,428
Other current financial assets		790,051	841,092
Oher non-current financial assets		2,895,565	1,128,475
	~~W~~	219,477,482	163,757,567

Cash and cash equivalents and short-term financial instruments are deposited in financial institutions with strong credit ratings. Accounts receivable are mainly due from payment processing companies and platform service providers, which the Company believes have low levels of credit risk.
(4) Liquidity Risk
Liquidity risk management includes the maintenance of sufficient cash and marketable securities, the availability of funds from appropriately committed credit lines, and the ability to settle market positions. The following table summarizes the financial liabilities of the Company by maturity according to the remaining period from the end of the reporting period to the contractual maturity date.

(In thousands of won)	December 31, 2021
		Carrying value	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 4 years	Total
Accounts payable	~~W~~	27,467,821	26,673,446	65,203	729,172	-	27,467,821
Other liabilities (*)		5,016,055	510,225	1,564,539	1,431,702	1,615,293	5,121,759
	~~W~~	32,483,876	27,183,671	1,629,742	2,160,874	1,615,293	32,589,580

(*) Other liabilities as of December 31, 2021 consist of lease deposits received and lease liabilities.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
22. Financial Risk Management, Continued
(4) Liquidity Risk, Continued

(In thousands of won)	December 31, 2020
		Carrying value	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 3 years	Total
Accounts payable	~~W~~	36,212,853	34,022,592	787,795	667,078	735,388	36,212,853
Other liabilities (*)		3,121,647	397,460	1,160,815	1,565,172	106,460	3,229,907
	~~W~~	39,334,500	34,420,052	1,948,610	2,232,250	841,848	39,442,760

(*) Other liabilities as of December 31, 2020 consist of lease deposits received and lease liabilities.
The cash flows above are not discounted and the amount due within 12 months is the same as the carrying amount since the effect of the discount is not material.

23. Related Party Transactions
(1) Related parties of the Company include entities and individuals capable of exercising control or significant influence over the Company and its subsidiaries. Related parties include GungHo Online Entertainment, Inc. (the controlling shareholder with 59.31% common shares), its subsidiaries, members of board of directors, executives with strategic responsibilities and their immediate families.

Ownership interests in subsidiaries as of December 31, 2021 and 2020 are as follows:

Name of entity	Percentage of ownership (%)
	December 31, 2021	December 31, 2020
Gravity Interactive, Inc.	100.00	100.00
Gravity NeoCyon, Inc.	99.53	99.53
Gravity Communications Co., Ltd.	100.00	100.00
PT. Gravity Game Link	70.00	70.00
Gravity Game Tech Co., Ltd.	100.00	100.00
Gravity Game Arise Co., Ltd.	100.00	100.00
Gravity Game Hub PTE., Ltd.(*)	100.00	-

(*) Gravity Game Hub PTE., Ltd. was established during 2021 and has been included in subsidiary since then.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
23. Related Party Transactions, Continued
(2) Account balances with related parties
Balances of receivables and payables with related parties as of December 31, 2021 and 2020 are as follows:

(In thousands of won)			December 31, 2021		December 31, 2020
Related party	Name of entity		Receivables	Payables	Receivables	Payables
Parent company	GungHo Online Entertainment, Inc.	~~W~~	5,051,013	7,448	2,449,506	4,924
Subsidiaries	Gravity Interactive, Inc.		3,538,932	405,359	3,845,373	-
	Gravity NeoCyon, Inc.		822,009	1,550,411	349,634	862,702
	Gravity Communications Co., Ltd.		1,179,228	1,283,908	1,021,437	1,296,845
	PT. Gravity Game Link		35,824	9,411	442,927	14,899
	Gravity Game Tech Co., Ltd.		1,439,384	181,043	966,402	-
	Gravity Game Arise Co., Ltd.		310,412	1,106,765	922,360	1,461,626
	Gravity Game Hub PTE., Ltd.		96,628	-	-	-
		~~W~~	12,473,430	4,544,345	9,997,639	3,640,996

(3) Transactions with related parties
The details of transactions with related parties for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)			2021		2020
Related party	Name of entity		Revenues	Purchases	Revenues	Purchases
Parent company	GungHo Online Entertainment, Inc.	~~W~~	35,489,010	57,144	20,970,472	211,348
Subsidiaries	Gravity Interactive, Inc.(*1)		14,838,616	643,324	22,952,182	859
	Gravity NeoCyon, Inc.		327,329	6,734,567	301,672	7,504,107
	Gravity Communications Co., Ltd. (*2)		18,682,591	5,676,890	7,779,917	9,855,435
	PT. Gravity Game Link		298,864	157,600	1,535,466	28,007
	Gravity Game Tech Co., Ltd.		6,769,774	29,534	9,662,919	54
	Gravity Game Arise Co., Ltd.		-	3,246,517	-	2,478,752
		~~W~~	76,406,184	16,545,576	63,202,628	20,078,562

(*1) Revenues include dividend income of ~~W~~2,382,800 thousand received from Gravity Interactive, Inc. in 2020.
(*2) Revenues include dividend income of ~~W~~11,326,984 thousand received from Gravity Communications Co., Ltd. in 2021.

GRAVITY CO., LTD.
Notes to the Financial Statements

As of December 31, 2021 and 2020
23. Related Party Transactions, Continued
(4) Other transactions with related parties
Other transactions with related parties for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)			Contribution
Related party	Name of entity		2021	2020
Subsidiaries	Gravity NeoCyon, Inc.	~~W~~	1,990,577	2,999,995
	PT. Gravity Game Link		799,733	853,183
	Gravity Game Arise Co., Ltd.		1,024,400	-
	Gravity Game Hub PTE., LTD		2,906,494	-
No financing transactions were made with related parties for the years ended December 31, 2021 and 2020.

(5) Key management personnel compensation
The compensation given to key management personnel (registered directors) for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Salaries	~~W~~	1,224,617	882,635

24. Subsequent event
Gravity Game Vision Limited, a subsidiary, was established in Hong Kong on January 5, 2022.

Independent Auditors’ Review Report on Internal Accounting Control System

(English translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of
Gravity Co., Ltd.

We have reviewed the accompanying report on the Operation of Internal Accounting Control System (“IACS”) of Gravity Co., Ltd. (the “Company”) as of December 31, 2021. The Company's management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management's assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment of the operation of the IACS as of December 31, 2021, Chief Executive Officer and IACS Officer believe that no material weaknesses are identified as of December 31, 2021, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”
We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether the Report on the Operation of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion. However, as the Company is a privately-held large enterprise, the design and operations and assessment of its IACS are limited compared with those of publicly-held large enterprises, under Chapter 5 “Application for Small and Medium Sized Enterprises” of IACS Standards. As such, we performed our review in accordance with Chapter 14 “Review Standards for Small and Medium Sized Enterprises.”
A company's IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Based on our review, nothing has come to our attention that the Report on the Operational Status of Internal Accounting Control System as of December 31, 2021 is not prepared, in all material respects, in accordance with Chapter 5, “Application for Small and Medium Sized Enterprises” of the IACS Framework issued by the Internal Accounting Control System Operation Committee.
This report applies to the Company’s IACS in existence as of December 31, 2021. We did not review the Company’s IACS subsequent to December 31, 2021. This report has been prepared for Korean regulatory purposes, pursuant to the Act on External Audit of Stock Companies, Etc. and may not be appropriate for other purposes or for other users.

KPMG Samjong Accounting Corp.

March 23, 2022

Notice to Readers This report is annexed in relation to the audit of the financial statements as of December 31, 2021.

Report on the Effectiveness of the Internal Accounting Control System
(English translation of a Report Originally Issued in Korean)

To Gravity Co., Ltd Shareholders, the Board of Directors, and the Audit Committee,

We, as the Chief Executive Officer and the IACS Officer of Gravity (“the Company”), assessed operating status of the Company’s Internal Accounting Control System(“IACS”) for the year ending December 31, 2021.

Design and operation of IACS is the responsibility of the Company’s management, including the Chief Executive Officer and the IACS Officer. We evaluated whether the Company effectively designed and operated its IACS to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information. The CEO and IACS Officer followed Chapter 5 (Application to Small-and-Medium sized Companies) of the Best Practice Guideline to evaluate the effectiveness of the IACS design and operation.

As a result of the evaluation of the operation status of the internal accounting control system by the CEO and IACS Officer of Gravity, as of December 31, 2021, based on the best practices for the internal accounting management system, no material weakness was found in our internal accounting control system.

The CEO and IACS Officer of the Company have confirmed that the report contents are not falsely stated or indicated, and that there are no omissions to be stated or indicated. In addition, the CEO and IACS Officer of the Company confirmed that the contents of the report did not contain or indicate what could cause serious misunderstanding, and they directly checked and reviewed the contents of the report with due care.

<Attachment>
Implementation status of remediation plans for material weaknesses reported in previous year.

[Measures to Remediate Material Weakness]

1. Material Weakness related to ITGC

The Company has failed to design and operate effective controls over program change management of systems operated by outsourced developers used to calculate deferred revenue. This represents a significant vulnerability that could potentially result in unauthorized program changes resulting in incomplete and inaccurate deferred revenue data. As a corrective action for Material Weakness related to ITGC, we have strengthened the monitoring of the Company’s service organizations with respect to the design and operation of controls related to: managing user access and program change management.

2. Material Weakness related to Control Environment and Risk Assessment

In relation to risk assessment, the Company lacked effective control operation in the program change procedure of the service organizations that could affect financial reporting. In relation to the control environment, there was insufficient retention of qualified personnel to respond to and remediate the Company's Material Weakness related ITGC and other significant deficiencies. In order to remediate Material Weakness related to this, the following measures were taken during 2021.

1 Through the recruitment of qualified personnel and training, the Company specifically identifies the risks exposed to the Company in relation to the program changes at the service organizations , and designs and operates the post-change monitoring control for all program changes and distribution to respond to these risks. We strengthened the process.

2 Internal control operation is being improved to effectively respond to risks by emphasizing the importance of internal control and training for control owners.

March 8, 2022

Chief Executive Officer Park Hyun Chul (signature)

IACS Officer Kim Heung Gon (signature)